                                   EXHIBIT 21

                              LIST OF SUBSIDIARIES

                                       STATE OF OTHER
                                        JURISDICTION
                                      OF INCORPORATION
         NAME OF ENTITY                OR ORGANIZATION       OWNERSHIP INFORMATION
---------------------------------    -------------------    -----------------------
ATL Products, Inc.                   Delaware               82.9% owned by Odetics
ATL Products Limited                 England and Wales      100% owned by ATL
Centro Corporation                   California             100% owned by Odetics
Gyyr, Inc.                           California             100% owned by Odetics
Odetics Europe Limited               England and Wales      100% owned by Odetics
Odetics Asia Pacific Pte. Ltd.       Singapore              100% owned by Odetics
Odetics International Sales          California             100% owned by Odetics
  Corporation